CONSULTANT OPERATIONS AGREEMENT

    THIS CONSULTANT OPERATIONS AGREEMENT, (the "Agreement") is entered into this 18th day of February, 2004, by and between International Sports and Media Group, a publicly traded Nevada Corporation (hereinafter referred to as the "Group") ("ISME") and 24th June Public Relations, a India corporation (the "Consultants") ("24june").

Recitals

WITNESSETH:

    WHEREAS, the Consultants is a India corporation whose primary business purpose is to be involved in all aspects of Public Relations for both domestic and International companies including other miscellaneous activities.

    WHEREAS, the Group; is an entity which is hiring the services of the Consultants to enhance their business portfolio in the country of India.

    WHEREAS, the Consultants desires to offer the services outlined below to the Group and to provide such services outlined in this contract and the Group desires to hire the consultants to perform these services pursuant to the terms and conditions contained in this Agreement.

    NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Agreement

1. Recitals. The above recitals are true and correct and are incorporated herein, in their entirety, by this reference.

2. On the conditions hereinafter set forth the Consultants would agree to provide the following consultant services

(a) Consultants will present proposals as directed and made by the Group, to potential clients inside the Bollywood Media sector as well as other industries. This includes meetings, phone conversations, faxes, and emails to the prospective clients.

(b) Consultants will assist in bringing potential clients, including Indian domestic companies looking for finance, PR and investor relations in the United States. As well the Group will send US corporate public relations clients who are looking to enter into the Indian market.

(c) Consultants will handle all Public Relations for all projects, which are implemented by the Group in India. This will include press releases in newspapers, magazines and Internet and in certain cases organization of special events.

(d) Assist in promoting ISME stock to any applicable third party groups such as India market makers, India investors, India financial groups, which can help grow the Group's brand in the region.

3. Payment.

The Group will immediately issue fifty thousand (50,000) restricted shares (meaning the group cannot sell the stock for a period of twelve months from the time of issue) of the Groups registered corporate stock upon the signing of this agreement. The Group is under the symbol ISME on the NASDAQ:OTC. The group will issue an additional fifty (50,000) thousand shares of restricted stock per year for a total of one hundred and fifty thousand shares of ISME corporate stock for the duration of the contract.

(b) The Group will pay a business development cost of (500) five hundred dollars every quarter to cover expenses, this includes payment to any editors, publishers, etc for the news releases. This will result in a total of two thousand (2000) USD paid annually to commencing 90 days after the signing of this agreement paid directly and wired to Consultant's business bank account.

(c) All revenues from fees and stock that the Group and Consultant receive for PR services and deals as a result of the partnership through introduction as well as assisting in coordinating the projects for both Indian and International companies will be split evenly with fifty (50) percent for each party. All Indian based clients will be billed by 24th June PR and 50% of the revenues will be paid to ISME within 5 days of 24th June PR receiving the monies from the client. All USA based clients will be billed by ISME and 50% of the revenues will be paid to 24th June PR within 5 days of ISME receiving the monies from the client.

(d) The Consultant will receive a 5% finder's fee as a result of any monies raised locally in India as a result of the consultants work in presenting and meetings with various financial groups and institutions.

4. Term. The term of this Agreement shall commence February 18, 2004 and be for a period of three years (3 years) to February 18, 2007.

5. Independent Group. It is expressly understood and agreed that under the services of this Agreement, the Consultants shall, at all times, act as an independent consultant with respect to the Group and not as an employee or agent of the Group. In no event shall either party be liable for the debts or obligations of the other.

6. Miscellaneous.

(a) Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes any prior agreement or understanding between the parties hereto, and neither this Agreement nor any provision hereof may be waived, modified, amended or, except to the extent otherwise provided in this Agreement, terminated, except by a written agreement signed by the parties hereto.

(b) Successors and Assigns. This Agreement may not be assigned by either party to this Agreement, except with the prior written consent of the other party and this Agreement shall be binding upon and against the parties hereto and their heirs, personal or other legal representatives, administrators, successors and permitted assigns.

(c) Negotiated Agreement. The parties to this Agreement have fully participated in its negotiation and preparation. Accordingly, this Agreement shall not be more strictly construed against either of the parties.

(d) Waivers. No waiver of any breach, default or provision hereunder shall be considered valid unless in a writing signed by the party to be charged therewith, and no such waiver shall be deemed a waiver of any subsequent breach or default hereunder.

(e) Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

(f) Notices. All notices, requests, demands, instructions, consents or other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if and (a) when delivered personally, (b) ten (10) days after they are delivered by an internationally recognized express courier service (i.e., Federal Express, DHL, etc.), to the parties at the following addresses or to such other addresses as the parties may give notice in accordance herewith:

If to the Consultants:

24thJunePublicRelations
Ashirwad 2A/17, Asha Nagar
Kandivali (East)
Mumbai, India - 400 101
Attn: Vasudha Jha

If to the Group:

International Sports and Media Group
3803 Mission Blvd. Suite 290
San Diego, California 92109
Facsimile: (858)488-7717
Attn: Yan Skwara, Chairman

(g) Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with International laws, determined without regard to provisions of conflicts of laws. Each of the parties hereto irrevocably consents to the International jurisdiction venue for any action arising hereunder shall lie exclusively in San Diego, California. Each party hereto acknowledges and agrees that any pleadings, documents or service of process in any legal action shall be deemed properly and lawfully served if delivered to the applicable party in accordance with the notice provision set forth herein.

(h) Captions. Captions are for convenience only and are not deemed to be part of this Agreement.

(i) Enforcement Costs. If any legal action or other proceedings is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the prevailing party or parties shall be entitled to recover reasonable attorneys' fees, court costs and all expenses (including, without limitation, all such fees, costs and expenses incident to appellate, bankruptcy, post-judgment and alternative dispute resolution proceedings), incurred in that action or proceeding, in addition to any other relief to which such party or parties may be entitled.

(j) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Confirmation of execution by a facsimile signature page shall be binding upon that party so confirming.

    IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written above.

International Sports and Media Group

Per: /s/ Yan Skwara
        Yan Skwara, Chairman

24 June Public Relations Company

Per: /s/ Vasudha Jha
Vasudha Jha, Director